UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CASTLIGHT HEALTH, INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

14862Q100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100	Page 2 of 13

1.	Name of Reporting Persons Venrock Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 3 of 13

1.	Name of Reporting Persons Venrock Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Form 10-Q, treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 4 of 13

1.	Name of Reporting Persons Venrock Entrepreneurs Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Form 10-Q, treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 5 of 13

1.	Name of Reporting Persons Venrock Partners Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Form 10-Q, treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 5 of 13

1.	Name of Reporting Persons Venrock Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Form 10-Q, treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100	Page 6 of 13

1.	Name of Reporting Persons VEF Management V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,568,571[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,568,571[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,568,571[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.6%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Venrock Partners Management V, LLC (the general partner of Venrock Partners V, L.P.), Venrock Management V, LLC (the general partner of Venrock Associates V, L.P.) and VEF Management V, LLC (the general partner of Venrock Entrepreneurs Fund V, L.P.) are members of a group for purposes of this Schedule 13G.
[2]	Consists of 1,190,996 shares of Class A Common Stock owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock owned by Venrock Entrepreneurs Fund V, L.P. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.
[3]	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Form 10-Q, treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Venrock Partners V, L.P., a limited partnership organized under the laws of the State of Delaware (“VP”), Venrock Associates V, L.P., a limited partnership organized under the laws of the State of Delaware (“Venrock V”), Venrock Entrepreneurs Fund V, L.P., a limited partnership organized under the laws of the State of Delaware (“Entrepreneurs Fund”), Venrock Partners Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VP Management”), Venrock Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management”) and VEF Management V, LLC, a limited liability company organized under the laws of the State of Delaware (“VEF Management” and collectively with VP, Venrock V, Entrepreneurs Fund, VP Management and Venrock Management, the “Venrock Entities”) in respect of shares of Class B Common Stock of Castlight Health, Inc.

Item 1.

	(a)	Name of Issuer

Castlight Health, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

121 Spear Street
Suite 300
San Francisco, California 94105

Item 2.

	(a)	Name of Person Filing

Venrock Partners V, L.P.
Venrock Associates V, L.P.
Venrock Entrepreneurs Fund V, L.P.
Venrock Partners Management V, LLC
Venrock Management V, LLC
VEF Management V, LLC

	(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway

22nd Floor	Palo Alto, CA 94304	Suite 100

New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of VP, Venrock V and Entrepreneurs Fund are limited partnerships organized in the State of Delaware. Each of VP Management, Venrock Management and VEF Managament are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Class B Common Stock

(e)	CUSIP Number

14862Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2014:

Venrock Partners V, L.P.	15,568,571	(1)
Venrock Associates V, L.P.	15,568,571	(1)
Venrock Entrepreneurs Fund V, L.P.	15,568,571	(1)
Venrock Partners Management V, LLC	15,568,571	(1)
Venrock Management V, LLC	15,568,571	(1)
VEF Management V, LLC	15,568,571	(1)

(b)	Percent of Class as of December 31, 2014:

Venrock Partners V, L.P.	33.6	%(2)
Venrock Associates V, L.P.	33.6	%(2)
Venrock Entrepreneurs Fund V, L.P.	33.6	%(2)
Venrock Partners Management V, LLC	33.6	%(2)
Venrock Management V, LLC	33.6	%(2)
VEF Management V, LLC	33.6	%(2)

(c)	Number of shares as to which the person has, as of December 31, 2014:

(i)	Sole power to vote or to direct the vote

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Partners V, L.P.	15,568,571	(1)
Venrock Associates V, L.P.	15,568,571	(1)
Venrock Entrepreneurs Fund V, L.P.	15,568,571	(1)
Venrock Partners Management V, LLC	15,568,571	(1)
Venrock Management V, LLC	15,568,571	(1)
VEF Management V, LLC	15,568,571	(1)

(V)	Sole power to dispose or to direct the disposition of

Venrock Partners V, L.P.	0
Venrock Associates V, L.P.	0
Venrock Entrepreneurs Fund V, L.P.	0
Venrock Partners Management V, LLC	0
Venrock Management V, LLC	0
VEF Management V, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Partners V, L.P.	15,568,571	(1)
Venrock Associates V, L.P.	15,568,571	(1)
Venrock Entrepreneurs Fund V, L.P.	15,568,571	(1)
Venrock Partners Management V, LLC	15,568,571	(1)
Venrock Management V, LLC	15,568,571	(1)
VEF Management V, LLC	15,568,571	(1)

(1)	These shares are owned directly as follows: 1,190,996 shares of Class A Common Stock are owned by Venrock Partners V, L.P., 14,047,522 shares of Class A Common Stock are owned by Venrock Associates V, L.P., and 330,053 shares of Class A Common Stock are owned by Venrock Entrepreneurs Fund V, L.P.

(2)	The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 30,705,200 shares of Class B Common Stock outstanding as of November 10, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014 (the “Form 10-Q”), treating only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock for purposes of calculating the Reporting Persons’ beneficial ownership percentage. The 15,568,571 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 17.2% of the Issuer’s outstanding combined Common Stock as of December 31, 2014, based on a total of 90,291,444 shares of Common Stock (including 59,586,244 shares of Class A Common Stock) outstanding as of December 31, 2014, as set forth in the Form 10-Q, and represent approximately 24.8% of the combined voting power of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2015

Venrock Partners V, L.P.

By:	Venrock Partners Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Associates V, L.P.

By:	Venrock Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.

By:	VEF Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

Venrock Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

VEF Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class B Common Stock of Castlight Health, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2015.

Venrock Partners V, L.P.

By:	Venrock Partners Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Associates V, L.P.

By:	Venrock Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Entrepreneurs Fund V, L.P.

By:	VEF Management V, LLC
Its:	General Partner

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

Venrock Management V, LLC

By:	/s/ David Stepp
Authorized Signatory

VEF Management V, LLC

By:	/s/ David Stepp
Authorized Signatory